UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

NIMBLE STORAGE, INC.

(Name of Subject Company)

NIMBLE STORAGE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

65440R101

(CUSIP Number of Class of Securities)

Suresh Vasudevan

Chief Executive Officer

Nimble Storage, Inc.

211 River Oaks Parkway

San Jose, California 95134

(408) 432-9600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gordon K. Davidson, Esq. Lynda M. Twomey, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	Aparna Bawa, Esq. Vice President, General Counsel and Secretary Nimble Storage, Inc. 211 River Oaks Parkway San Jose, California 95134 (408) 432-9600

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 (the “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Schedule 14D-9”) originally filed with the Securities and Exchange Commission (the “SEC”) on March 17, 2017 by Nimble Storage, Inc., a Delaware corporation (“Nimble Storage”), in connection with the tender offer by Nebraska Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Hewlett Packard Enterprise Company (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of Nimble Storage common stock, par value $0.001 per share (each, a “Share”) at a purchase price of $12.50 per Share, net to the seller in cash, without interest thereon, and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of March 6, 2017, by and among Nimble Storage, Parent and Merger Sub and the Offer to Purchase, dated March 17, 2017 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, filed by Merger Sub with the SEC on March 17, 2017. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated therein by reference.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meaning ascribed to them in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by inserting at the end of the subsection titled “Certain Litigation” the disclosure set forth below:

“On March 29, 2017, Richard Delman filed a summons and putative class action complaint in the Supreme Court of the State of New York against Parent and Merger Sub, captioned Delman v. Hewlett Packard Enterprise Company, et. al., Index No. 54198/2017 (the “Delman Complaint”). Mr. Delman alleges that he is “the owner of shares of HP common stock and has continuously owned such shares at all relevant times,” and that he is bringing the action “on behalf of Plaintiff and all other public stockholders of Nimble Storage Inc.” By email to Parent’s outside legal counsel on March 31, 2017, Mr. Delman’s legal counsel advised that the Delman Complaint contains a typographical error and that Mr. Delman intended to allege that he is a Nimble Storage stockholder rather than an HPE stockholder. The Delman Complaint asserts that Parent and Merger Sub concealed material information from Nimble Storage’s stockholders in the Schedule TO and alleges that the Schedule TO is materially deficient because the Schedule TO (i) states that no interest will be paid on Shares but fails to disclose that Nimble Storage stockholders who validly exercise appraisal rights under Delaware law are entitled to interest on such Shares; (ii) states that the Offer will be held open for a minimum of five business days from the date any material change in the terms of the Offer or the information concerning the Offer is first published, but fails to disclose that the date of publication counts as the first business day under applicable SEC interpretations; (iii) fails to disclose that Goldman Sachs and its affiliates hold positions in the securities and other financial instruments of Parent and, in particular, that Goldman Sachs and its affiliates assertedly held over 13 million shares of Parent common stock as of December 31, 2016; (iv) fails to disclose material information concerning asserted conflicts of interest of Nimble Storage’s directors and management, including discussions and arrangements of Nimble Storage’s directors and/or management with Parent regarding post-Merger employment; and (v) fails to disclose the full extent of the affiliation between Marc L. Andreesen, a director of Parent, and Sequoia Technology Partners XII, L.P., a Nimble Storage stockholder and a party to the Support Agreement. The Delman Complaint also states that, “[a]ccording to the Tender Offer Statement, it was important that the transaction with HP be announced prior to the start of trading on March 7, 2017, when Nimble was scheduled to announce its earnings report with respect to the fourth quarter of the fiscal year ended January 21, 2017,” and that the Schedule TO fails to disclose that Nimble Storage had exceeded earnings estimates for such period, with revenue of $117 million and a non-GAAP net loss of $10.9 million, or $0.12 per Share, as compared to consensus estimates which had called for $113.5 million in sales and adjusted net loss of $0.14 per Share, and that the announcement of the Merger was assertedly timed to distract from the fact that Nimble Storage is outperforming analyst and internal projections, and therefore the Shares are likely worth much more than the price of Shares immediately before the announcement of the Offer and the Merger. The Delman Complaint seeks, among other things, (a) to require Parent and Merger Sub to make corrective disclosures in the Schedule TO, (b) to enjoin the Offer and the Merger unless such corrective disclosure is made, (c) rescissory and other damages and (d) an award of attorneys’ fees and experts’ fees.

The foregoing description is qualified in its entirety by reference to the Delman Complaint, which is attached as Exhibit (a)(5)(D) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed by Parent on March 31, 2017.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(L)	Summons and Class Action Complaint dated March 29, 2017 (Delman v. Hewlett Packard Enterprise Company, et. al., Index No. 54198/2017) (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 3 to the Tender Offer Statement on Schedule TO filed with the SEC on March 31, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NIMBLE STORAGE, INC.

Date: March 31, 2017	By:	/s/ Anup Singh
Anup Singh
Chief Financial Officer